

Morgan

The Morgan Crucible Company plc

11th November 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate
Division of Corporation Finance
Securities and Exchange Commiss
450 Fifth Street, N.W.
Washington, DC 20549

02060458

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

RNS | The company news service from
      | the London Stock Exchange

| ISSUER | FILE NO. |
| The Morgan Crucible Company plc | 82-3387 |

Company   Morgan Crucible Co PLC
TIDM   MGCR
Headline   Director Shareholding
Released   10:25 11 Nov 2002
Number   6022D

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:
The Morgan Crucible Company plc

2) Name of director:
Mr David Christopher Godwin

3) Please state whether notification indicates that it is in respect of holding of the
shareholder named in 2 above or in respect of a non-beneficial interest or in the case
of an individual holder if it is a holding of that person's spouse or children under
the age of 18 or in respect of a non-beneficial interest:
Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares
held by each of them (if notified):
Mr David Christopher Godwin

5) Please state whether notification relates to a person(s) connected with the
Director named in 2 above and identify the connected person(s):
Director named in 2

6) Please state the nature of the transaction. For PEP transactions please indicate
whether general/single co PEP and if discretionary/non discretionary:
Purchase

7) Number of shares/amount of stock acquired:
50,000

8) Percentage of issued class:
0.0216

9) Number of shares/amount of stock disposed:
NIL

10) Percentage of issued class:
NIL

11) Class of security:
Ordinary shares of 25p

12) Price per share:
57p

13) Date of transaction:
8/11/02

14) Date of notification:
8/11/02

15) Total holding following this notification:
85,000

16) Total percentage holding of issued class following this notification:
0.0366

If a director has been granted options by the company, please complete the following fields:

17) Date of grant:
N/A

18) Period during which or date on which exercisable:
N/A

19) Total amount paid (if any) for grant of the option:
N/A

20) Description of shares or debentures involved: class, number:
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22) Total number of shares or debentures over which options held following this notification:
N/A

23) Any additional information:
N/A

24) Name of contact and telephone number for queries:
Mr D.J. Coker 01753 837222

25) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker
Company Secretary

Date of Notification:
11th November 2002

END